SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 4 of 5

Capital & assets

Capital and liquidity

C1 - Capital performance
(a) Capital generation and utilisation

	6 months 2014 £m	Restated1 6 months 2013 £m	Restated1 Full year 2013 £m
Group operating capital generated after investment in new business	910	1,016	1,953
Interest, corporate and other costs	(235)	(271)	(621)
External dividends and appropriations	(309)	(297)	(537)
Net operating capital generation after financing	366	448	795

1 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.

(b) Capital required to write new business, internal rate of return and payback period
The Group generates a significant amount of capital each year. This capital generation supports both shareholder distribution and reinvestment in new business. The new business written requires up front capital investment, due to set-up costs and capital requirements.
      The internal rate of return (IRR) is a measure of the shareholder return expected on this capital investment. It is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written, including allowance for the time value of options and guarantees, is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital required to pay acquisition costs and set up statutory reserves in excess of premiums received ('initial capital'), plus required capital at the same level as for the calculation of the value of new business.
      The payback period shows how quickly shareholders can expect the total capital to be repaid. The payback period has been calculated based on undiscounted cash flows and allows for the initial and required capital.
      The projected investment returns in both the IRR and payback period calculations assume that equities, properties and bonds earn a return in excess of risk-free consistent with the long-term rate of return assumed in operating earnings.
      The internal rates of return on new business written during the period are set out below.

			6 months 2014			Restated1 6 months 2013			Restated1 Full year 2013
	Internal rate of return2%	New business impact on free surplus3 £m	Payback period years2	Internal rate of return2%	New business impact on free surplus3 £m	Payback period years2	Internal rate of return2%	New business impact on free surplus3 £m	Payback period years2
United Kingdom4	13%	35	7	23%	(17)	5	19%	(17)	6
Ireland	5%	17	11	4%	16	19	5%	30	13
United Kingdom & Ireland	12%	52	8	20%	(1)	7	17%	13	7
France	12%	77	8	12%	73	8	11%	148	9
Poland	23%	15	4	19%	14	5	22%	25	4
Italy	13%	34	6	12%	27	6	14%	46	6
Spain	13%	17	5	18%	19	4	17%	33	4
Other Europe	45%	10	2	32%	13	3	32%	20	3
Europe	15%	153	6	15%	146	6	15%	272	7
Asia	20%	32	8	14%	35	11	16%	68	10
Total	14.6%	237	7	16.2%	180	7	15.6%	353	7

1 The comparative periods have been restated. See note F1 - MCEV Basis of preparation for further details.
2 Gross of non-controlling interests.
3 Net of non-controlling interests.
4 IRR has fallen since HY13 reflecting a shift in business mix due to reduced volumes of individual annuities and a higher IRR in the prior period due to stronger annuity margins in the UK.

C1 - Capital performance continued
(c) Analysis of return on equity- IFRS basis

		Operating return1
6 months 2014	Before tax £m	After tax £m	Opening Shareholders' funds including non-controlling interests £m	Return on equity %
United Kingdom & Ireland Life	478	392	5,832	13.4%
United Kingdom & Ireland General Insurance and Health2	244	193	4,146	9.3%
Europe	498	344	5,598	12.3%
Canada	83	61	925	13.2%
Asia	35	30	709	8.4%
Fund management	48	40	237	33.8%
Corporate and Other Business3	(182)	(141)	(1,305)	n/a
Return on total capital employed	1,204	919	16,142	11.4%
Subordinated debt	(142)	(111)	(4,370)	5.1%
External debt	(10)	(9)	(755)	2.3%
Return on total equity	1,052	799	11,017	14.5%
Less: Non-controlling interests		(84)	(1,471)	11.4%
Direct capital instruments and fixed rate tier 1 notes		(12)	(1,382)	1.7%
Preference capital		(9)	(200)	9.0%
Return on equity shareholders' funds		694	7,964	17.4%

1    The operating return is based upon Group adjusted operating profit, which is stated before integration and restructuring costs, impairment of goodwill, amortisation of intangibles, exceptional items and investment variances.

2    The operating return for United Kingdom & Ireland general insurance and health is presented net of £19 million of investment return, which is allocated to Corporate and Other Business. The £19 million represents the return on       capital supporting Pillar II ICA risks deemed not to be supporting the ongoing general insurance operation.

3    The 'Corporate' and 'Other Business' loss before tax of £182 million comprises corporate costs of £64 million, interest on internal lending arrangements of £99 million, other business operating loss (net of investment return) of £35       million, partly offset by finance income on the main UK pension scheme of £16 million.

		Operating return1
Full Year 2013	Before tax £m	After tax £m	Opening shareholders' funds including non-controlling interests £m	Return on equity %
United Kingdom & Ireland Life	952	904	5,646	16.0%
United Kingdom & Ireland General Insurance and Health2	410	319	4,008	8.0%
Europe	963	636	5,860	10.9%
Canada	246	180	1,039	17.4%
Asia	97	84	825	10.1%
Fund management	93	72	225	32.1%
Corporate and Other Business3	(384)	(428)	(1,471)	n/a
Return on total capital employed (excluding United States)	2,377	1,767	16,132	11.0%
United States	290	207	367	56.5%
Return on total capital employed (including United States)	2,667	1,974	16,499	12.0%
Subordinated debt	(305)	(234)	(4,337)	5.4%
External debt	(23)	(18)	(802)	2.2%
Return on total equity	2,339	1,722	11,360	15.2%
Less: Non-controlling interests		(174)	(1,574)	11.1%
Direct capital instruments and fixed rate tier 1 notes		(70)	(1,382)	5.1%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,461	8,204	17.8%
Return on equity shareholders' funds (excluding United States operating return)		1,254	8,204	15.3%

1    The operating return is based upon Group adjusted operating profit, which is stated before integration and restructuring costs, impairment of goodwill, amortisation of intangibles, exceptional items and investment variances.

2    The operating return for United Kingdom & Ireland general insurance and health is presented net of £79 million of investment return, which is allocated to Corporate and Other Business. The £79 million represents the return on       capital supporting Pillar II ICA risks deemed not to be supporting the ongoing general insurance operation.

3    The 'Corporate' and 'Other Business' loss before tax of £384 million comprises corporate costs of £150 million, interest on internal lending arrangements of £231 million, other business operating loss (net of investment return) of      £60 million, partly offset by finance income on the main UK pension scheme of £57 million.

C1 - Capital performance continued
(d) Group capital structure
The table below shows how our capital, on both an IFRS and MCEV basis, is deployed by products and services segments and how that capital is funded.

			30 June 2014 Capital employed			31 December 2013 Capital employed
	IFRS basis £m	Internally generated AVIF £m	MCEV5 basis £m	IFRS basis £m	Restated Internally generated AVIF4 £m	MCEV4,5 basis £m
Life business
United Kingdom	5,197	2,552	7,749	5,237	2,742	7,979
Ireland	579	93	672	595	81	676
United Kingdom & Ireland	5,776	2,645	8,421	5,832	2,823	8,655
France	2,176	1,698	3,874	2,366	1,677	4,043
Poland	347	989	1,336	380	1,075	1,455
Italy	1,024	430	1,454	1,108	471	1,579
Spain	725	266	991	769	232	1,001
Other Europe	96	85	181	93	84	177
Europe	4,368	3,468	7,836	4,716	3,539	8,255
Asia	710	276	986	676	270	946
	10,854	6,389	17,243	11,224	6,632	17,856
General insurance & health
United Kingdom	3,645	(182)	3,463	3,725	(184)	3,541
Ireland	458	-	458	421	-	421
United Kingdom & Ireland	4,103	(182)	3,921	4,146	(184)	3,962
France	553	-	553	570	-	570
Italy	275	-	275	269	-	269
Other Europe	38	-	38	43	-	43
Europe	866	-	866	882	-	882
Canada	1,005	-	1,005	925	-	925
Asia	30	-	30	33	(2)	31
	6,004	(182)	5,822	5,986	(186)	5,800
Fund Management	232	(24)	208	237	(37)	200
Corporate & Other Business1	(704)	61	(643)	(1,305)	2	(1,303)
Total capital employed	16,386	6,244	22,630	16,142	6,411	22,553
Financed by
Equity shareholders' funds	8,557	5,534	14,091	7,964	5,679	13,643
Non-controlling interests	1,414	710	2,124	1,471	732	2,203
Direct capital instruments & fixed rate tier 1 notes	1,382	-	1,382	1,382	-	1,382
Preference shares	200	-	200	200	-	200
Subordinated debt	4,072	-	4,072	4,370	-	4,370
External debt	761	-	761	755	-	755
Total capital employed	16,386	6,244	22,630	16,142	6,411	22,553
Less: Goodwill & other intangibles (net of tax & non-controlling interests)2	(2,036)		(1,925)	(2,204)		(2,088)
Total tangible capital employed	14,350		20,705	13,938		20,465
Total debt3	6,665		6,665	6,957		6,957
Tangible debt leverage	46%		32%	50%		34%

1    'Corporate' and 'other Business' includes centrally held tangible net assets, the main UK staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on       consolidation, include the formal loan arrangement between Aviva Group Holdings Limited and Aviva Insurance Limited (AIL). Internal capital management in place allocated a majority of the total capital of AIL to the UK general       insurance operations with the remaining capital deemed to be supporting residual (non-operational) Pillar II ICA risks.

2    Goodwill and intangibles comprise £1,364 million (FY13: £1,480 million) of goodwill in subsidiaries, £964 million (FY13: £1,068 million) of intangibles in subsidiaries and £99 million (FY13: £60 million) of goodwill and      intangibles in joint ventures, net of deferred tax liabilities of £184 million (FY13: £189 million) and the non-controlling interest share of intangibles of £207 million (FY13: £215 million). Under MCEV the goodwill has been further      impaired by £111 million (FY13: £116 million) which has been reflected in the additional value of in-force long-term business in the MCEV balance sheet.

3    Total debt comprises direct capital instruments and fixed rate tier 1 notes, Aviva Plc preference share capital and core structural borrowings.  In addition preference share capital of GA plc of £250 million within non-controlling       interests has been included.

4    Following a change in MCEV methodology highlighted in section F1, the UK Retail Fund Management business in Aviva Investors, the UK Health business and Singapore Guaranteed Renewable Health business are now treated      as life covered business. Comparatives have been restated to reflect the changes in MCEV methodology.

5    In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations as at 30 June 2013 and 31 December      2013 at the expected fair value, as represented by expected sale proceeds less cost to sell at those dates.

Total capital employed is financed by a combination of equity shareholders' funds, preference capital, subordinated debt and borrowings. At HY14 we had £16.4 billion (FY13: £16.1 billion) of total capital employed in our businesses measured on an IFRS basis and £22.6 billion (FY13: £22.6 billion) of total capital employed on an MCEV basis. Financial leverage, the ratio of external senior and subordinated debt to IFRS tangible capital employed, was 46% (FY13: 50%).
      At HY14 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interests, of £250 million), and direct capital instruments and fixed rate tier 1 notes was £7,486 million (FY13: £7,573 million), with a weighted average cost, post tax, of 3.2% (FY13: 3.8%). The Group Weighted Average Cost of Capital (WACC) is 6.1% (FY13: 6.6%) and has been calculated by reference to the cost of equity and the cost of debt at the relevant date. The cost of equity at HY14 was 7.6% (FY13: 8.3%) based on a risk free rate of 2.7% (FY13: 3.0%), an equity risk premium of 4.0% (FY13: 4.0%) and a market beta of 1.23 (FY13: 1.30).

C1 - Capital performance continued
(e) Equity sensitivity analysis
The sensitivity of the group's total equity on an IFRS basis and MCEV basis at 30 June 2014 to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:

31 December 2013 £bn	IFRS basis	30 June 2014 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
11.2	Long-term savings	10.9	-	(0.3)	(0.1)
4.9	General insurance and other	5.5	(0.1)	(0.5)	0.4
(5.1)	Borrowings	(4.8)	-	-	-
11.0	Total equity	11.6	(0.1)	(0.8)	0.3

				Equities down 10%
Restated1 31 December 2013 £bn	MCEV basis	30 June 2014 £bn	Direct £bn	Indirect £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
17.9	Long-term savings	17.2	-	(0.4)	(0.3)	(0.9)
4.7	General insurance and other	5.4	(0.1)	-	(0.5)	0.4
(5.1)	Borrowings	(4.8)	-	-	-	-
17.5	Total equity	17.8	(0.1)	(0.4)	(0.8)	(0.5)

1 Comparatives have been restated to reflect the change in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.

These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability in the main UK pension scheme by £1.6 billion (before any associated tax impact).
      The 0.5% increased credit spread sensitivities for IFRS and MCEV do not make an allowance for any adjustment to risk-free interest rates. MCEV sensitivities assume that the credit spread movement relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Life IFRS sensitivities provide for any impact of credit spread movements on liability valuations. The IFRS and MCEV sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.

C2 - Regulatory capital
Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Prudential Regulatory Authority (PRA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where Aviva has a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our businesses in Canada a risk charge on assets and liabilities approach is used.
      Based on individual guidance from the PRA we recognise surpluses of the non-profit funds of our UK Life and pensions businesses which are available for transfer to shareholders. These have decreased to £nil as at 30 June 2014 (FY13: £0.1 billion).

(a) Regulatory capital - Group: European Insurance Groups Directive (IGD)

	UK Life funds £bn	Other business £bn	30 June 2014 £bn	31 December 2013 £bn
Insurance Groups Directive (IGD) capital resources	5.3	8.3	13.6	14.4
Less: capital resources requirement	(5.3)	(5.0)	(10.3)	(10.8)
Insurance Group Directive (IGD) excess solvency	-	3.3	3.3	3.6
Cover over EU minimum (calculated excluding UK life funds)			1.7 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.3 billion since FY13 to £3.3 billion. The key drivers of the reduction are the establishment of the group's internal reinsurance arrangement which has reduced IGD capital by £0.2 billion and the redemption of hybrid debt which has also reduced IGD capital by £0.2 billion.
      The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2013	3.6
Operating profits net of other income and expenses	0.6
Dividends and appropriations	(0.3)
Hybrid debt redemption	(0.2)
Internal reinsurance	(0.2)
Disposals	0.1
Increase in capital resources requirement	(0.2)
Other regulatory adjustments	(0.1)
Estimated IGD solvency surplus at 30 June 2014	3.3

C2 - Regulatory capital continued

(b) Regulatory capital - UK Life with-profits funds
The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: New With-Profit Sub Fund (NWPSF), Old With-Profit Sub Fund (OWPSF) and With-Profit Sub-Fund (WPSF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the Group's IFRS statement of financial position at 30 June 2014 and 31 December 2013.

						30 June 2014	31 December 2013
	Estimated realistic assets £bn	Estimated realistic liabilities1 £bn	Estimated realistic inherited estate2 £bn	Capital support arrangement3 £bn	Estimated risk capital margin £bn	Estimated excess available capital £bn	Estimated excess available capital £bn
NWPSF	14.8	(14.8)	-	2.2	(0.2)	2.0	0.9
OWPSF	2.8	(2.5)	0.3	-	-	0.3	0.3
WPSF4	16.6	(15.0)	1.6	-	(0.3)	1.3	1.2
Aggregate	34.2	(32.3)	1.9	2.2	(0.5)	3.6	2.4

1    These realistic liabilities include the shareholders' share of accrued bonuses of £(0.1) billion (FY13: £0.1 billion). Realistic liabilities adjusted to eliminate the shareholders' share of accrued bonuses are £32.4 billion (FY13: £33.4       billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.3 billion, £0.2 billion and £2.6       billion for NWPSF, OWPSF and WPSF respectively (FY13: £1.4 billion, £0.2 billion and £2.5 billion for NWPSF, OWPSF and WPSF respectively).

2 Estimated realistic inherited estate at FY13 was £nil, £0.4 billion and £1.5billion for NWPSF, OWPSF and WPSF respectively.

3    The support arrangement represents the reattributed estate (RIEESA) of £2.2 billion at 30 June 2014 (FY13: £1.1 billion). The increase arises mainly from the transfer of non-profit business from RIEESA to NWPSF which enabled       the economic value of this business to be recognised in the RIEESA.

4 The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets and realistic liabilities of £1.5 billion and therefore does not contribute to the realistic inherited estate.

(c) Investment mix
The aggregate investment mix of the assets in the three main with-profit funds was:

	30 June 2014%	31 December 2013%
Equity	28%	29%
Property	12%	12%
Fixed interest	54%	49%
Other	6%	10%

The equity backing ratios, including property, supporting with-profit asset shares are 71% in NWPSF and OWPSF, and 74% in WPSF.

C3 - IFRS Sensitivity analysis
The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, MCEV, ICA, and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group's financial performance measurements to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.
      For long-term business in particular, sensitivities of MCEV performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process. More information on MCEV sensitivities can be found in the presentation of results on an MCEV basis in section F of this report.

(a) Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under the MCEV methodology.

(b) General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.
      These methods extrapolate the claims development for each accident year based on the observed development of earlier years.
In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

(c) Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health and fund management business and other operations are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit Spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

(d) Long-term businesses

30 June 2014 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(50)	20	(35)	(135)	100	(25)	(5)	(40)
Insurance non-participating	(65)	20	(325)	20	(20)	(80)	(60)	(435)
Investment participating	(10)	5	(5)	-	-	(5)	-	-
Investment non-participating	(20)	20	(5)	10	(10)	(15)	-	-
Assets backing life shareholders' funds	(35)	50	(25)	15	(15)	-	-	-
Total	(180)	115	(395)	(90)	55	(125)	(65)	(475)

30 June 2014 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(50)	20	(35)	(135)	100	(25)	(5)	(40)
Insurance non-participating	(65)	20	(330)	20	(20)	(80)	(60)	(435)
Investment participating	(10)	5	(5)	-	-	(5)	-	-
Investment non-participating	(20)	20	(5)	10	(10)	(15)	-	-
Assets backing life shareholders' funds	(75)	95	(35)	25	(25)	-	-	-
Total	(220)	160	(410)	(80)	45	(125)	(65)	(475)

C3 - IFRS Sensitivity analysis continued
(e) Long-term businesses continued

31 December 2013 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	-	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	-	-
Investment non-participating	(20)	20	(5)	5	(5)	(15)	-	-
Assets backing life shareholders' funds	(35)	55	(25)	40	(45)	-	-	-
Total	(255)	220	(510)	35	(65)	(135)	(65)	(490)

31 December 2013 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	-	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	-	-
Investment non-participating	(20)	20	(5)	5	(5)	(15)	-	-
Assets backing life shareholders' funds	(75)	100	(35)	45	(45)	-	-	-
Total	(295)	265	(520)	40	(65)	(135)	(65)	(490)

Changes in sensitivities between HY14 and FY13 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions. The sensitivities to economic movements relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. Mortality and expense sensitivities also relate primarily to the UK.

(f) General insurance and health businesses

30 June 2014 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(275)	265	(135)	45	(45)	(65)	(145)

Net of reinsurance	(325)	325	(135)	45	(45)	(65)	(135)

30 June 2014 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(275)	265	(135)	45	(45)	(20)	(145)

Net of reinsurance	(325)	325	(135)	45	(45)	(20)	(135)

31 December 2013 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(110)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(110)	(285)

31 December 2013 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(25)	(285)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

C3 - IFRS Sensitivity analysis continued

(g) Fund management and other operations businesses

30 June 2014 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	-	5	5

30 June 2014 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	-	5	5

31 December 2013 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	20	(5)	15

31 December 2013 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	20	(5)	15

(h) Limitations of sensitivity analysis
The previous tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
      The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
      As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
      A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholders' equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
      Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

Analysis of assets

D1 - Total assets
As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which Aviva manages its investments. In addition, to support this, Aviva also uses a variety of hedging and other risk management strategies to diversify away any residual mis-match risk that is outside of Group's risk appetite.

30 June 2014	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	2,329	2,329	-	2,329
Interests in joint ventures and associates	142	1,033	413	1,588	-	1,588
Property and equipment	-	129	158	287	(1)	286
Investment property	3,755	4,685	207	8,647	-	8,647
Loans	465	4,381	18,121	22,967	-	22,967
Financial investments
Debt securities	12,861	81,609	34,018	128,488	-	128,488
Equity securities	25,992	9,522	964	36,478	-	36,478
Other investments	26,957	4,359	1,348	32,664	(23)	32,641
Reinsurance assets	2,273	1,359	3,945	7,577	(26)	7,551
Deferred tax assets	-	-	119	119	(7)	112
Current tax assets	-	-	117	117	-	117
Receivables and other financial assets	784	2,320	4,442	7,546	(20)	7,526
Deferred acquisition costs and other assets	21	391	3,271	3,683	(6)	3,677
Prepayments and accrued income	143	1,222	1,358	2,723	(2)	2,721
Cash and cash equivalents	3,823	12,178	7,647	23,648	(64)	23,584
Assets of operations classified as held for sale	-	-	-	-	149	149
Total	77,216	123,188	78,457	278,861	-	278,861
Total %	27.7%	44.2%	28.1%	100.0%	-	100.0%
FY13 Restated	76,639	125,990	78,998	281,627	-	281,627
FY13 Total % Restated	27.2%	44.7%	28.1%	100.0%	-	100.0%

As at 30 June 2014, 28.1% of Aviva's total asset base was shareholder assets, 44.2% participating assets where Aviva shareholders have partial exposure, and 27.7% policyholder assets where Aviva shareholders have no exposure. Of the total assets (excluding assets held for sale), investment property, loans and financial investments comprise £229.2 billion (FY13: £227.4 billion restated).

D2 - Total assets - Valuation bases/fair value hierarchy

Total assets - 30 June 2014	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	2,329	-	2,329
Interests in joint ventures and associates	-	-	1,588	1,588
Property and equipment	246	41	-	287
Investment property	8,647	-	-	8,647
Loans	18,598	4,369	-	22,967
Financial investments
Debt securities	128,488	-	-	128,488
Equity securities	36,478	-	-	36,478
Other investments	32,664	-	-	32,664
Reinsurance assets	2,279	5,298	-	7,577
Deferred tax assets	-	-	119	119
Current tax assets	-	-	117	117
Receivables and other financial assets	-	7,546	-	7,546
Deferred acquisition costs and other assets	-	3,683	-	3,683
Prepayments and accrued income	-	2,723	-	2,723
Cash and cash equivalents	23,648	-	-	23,648
Total	251,048	25,989	1,824	278,861
Total %	90.0%	9.3%	0.7%	100.0%
Assets of operations classified as held for sale	87	55	7	149
Total (excluding assets held for sale)	250,961	25,934	1,817	278,712
Total % (excluding assets held for sale)	90.0%	9.3%	0.7%	100.0%
FY13 Total Restated	253,970	25,823	1,834	281,627
FY13 Total % Restated	90.2%	9.2%	0.6%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets       have been reported together with equity accounted items within the analysis of the Group's assets.

Total assets - Policyholder assets 30 June 2014	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	142	142
Property and equipment	-	-	-	-
Investment property	3,755	-	-	3,755
Loans	-	465	-	465
Financial investments
Debt securities	12,861	-	-	12,861
Equity securities	25,992	-	-	25,992
Other investments	26,957	-	-	26,957
Reinsurance assets	2,267	6	-	2,273
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	784	-	784
Deferred acquisition costs and other assets	-	21	-	21
Prepayments and accrued income	-	143	-	143
Cash and cash equivalents	3,823	-	-	3,823
Total	75,655	1,419	142	77,216
Total %	98.0%	1.8%	0.2%	100.0%
Assets of operations classified as held for sale	-	-	-	-
Total (excluding assets held for sale)	75,655	1,419	142	77,216
Total % (excluding assets held for sale)	98.0%	1.8%	0.2%	100.0%
FY13 Total Restated	75,588	832	219	76,639
FY13 Total % Restated	98.6%	1.1%	0.3%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these       assets have been reported together with equity accounted items within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Participating fund assets 30 June 2014	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	1,033	1,033
Property and equipment	127	2	-	129
Investment property	4,685	-	-	4,685
Loans	723	3,658	-	4,381
Financial investments
Debt securities	81,609	-	-	81,609
Equity securities	9,522	-	-	9,522
Other investments	4,359	-	-	4,359
Reinsurance assets	3	1,356	-	1,359
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	2,320	-	2,320
Deferred acquisition costs and other assets	-	391	-	391
Prepayments and accrued income	-	1,222	-	1,222
Cash and cash equivalents	12,178	-	-	12,178
Total	113,206	8,949	1,033	123,188
Total %	91.9%	7.3%	0.8%	100.0%
Assets of operations classified as held for sale	-	-	-	-
Total (excluding assets held for sale)	113,206	8,949	1,033	123,188
Total % (excluding assets held for sale)	91.9%	7.3%	0.8%	100.0%
FY13 Total Restated	116,176	8,914	900	125,990
FY13 Total % Restated	92.2%	7.1%	0.7%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets       have been reported together with equity accounted items within the analysis of the Group's assets.

Total assets - Shareholders assets 30 June 2014	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	2,329	-	2,329
Interests in joint ventures and associates	-	-	413	413
Property and equipment	119	39	-	158
Investment property	207	-	-	207
Loans	17,875	246	-	18,121
Financial investments
Debt securities	34,018	-	-	34,018
Equity securities	964	-	-	964
Other investments	1,348	-	-	1,348
Reinsurance assets	9	3,936	-	3,945
Deferred tax assets	-	-	119	119
Current tax assets	-	-	117	117
Receivables and other financial assets	-	4,442	-	4,442
Deferred acquisition costs and other assets	-	3,271	-	3,271
Prepayments and accrued income	-	1,358	-	1,358
Cash and cash equivalents	7,647	-	-	7,647
Total	62,187	15,621	649	78,457
Total %	79.3%	19.9%	0.8%	100.0%
Assets of operations classified as held for sale	87	55	7	149
Total (excluding assets held for sale)	62,100	15,566	642	78,308
Total % (excluding assets held for sale)	79.3%	19.9%	0.8%	100.0%
FY13 Total Restated	62,206	16,077	715	78,998
FY13 Total % Restated	78.7%	20.4%	0.9%	100.0%

1    Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these       assets have been reported together with equity accounted items within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued
Financial instruments (including derivatives and loans) - fair value hierarchy
The table below categorises the measurement basis for assets carried at fair value into a 'fair value hierarchy' in accordance with fair value methodology disclosed in Note B17 in the condensed consolidated financial statements (IFRS section).
      The amounts in individual line items may differ from those in the IFRS section as financial assets of operations classified as held for sale have been analysed by underlying assets in the following table.

Investment property and financial assets - Total 30 June 2014	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Investment property	-	-	8,647	8,647	-	-	8,647
Loans	-	3,258	15,340	18,598	4,369	-	22,967
Debt securities	75,121	45,078	8,289	128,488	-	-	128,488
Equity securities	35,919	110	449	36,478	-	-	36,478
Other investments (including derivatives)	24,390	5,243	3,031	32,664	-	(23)	32,641
Assets of operations classified as held for sale	-	-	-	-	-	23	23
Total	135,430	53,689	35,756	224,875	4,369	-	229,244
Total %	59.1%	23.4%	15.6%	98.1%	1.9%	-	100.0%
Assets of operations classified as held for sale	23	-	-	23	-	-	23
Total (excluding assets held for sale)	135,407	53,689	35,756	224,852	4,369	-	229,221
Total % (excluding assets held for sale)	59.1%	23.4%	15.6%	98.1%	1.9%	-	100.0%
FY13 Total Restated	138,061	49,271	37,298	224,630	5,402	-	230,032
FY13 Total % Restated	60.1%	21.4%	16.2%	97.7%	2.3%	-	100.0%

At 30 June 2014, the proportion of total financial investments and loans classified as Level 1 in the fair value hierarchy was 59.1% (FY13: 60.1%). The proportion of Level 2 financial investments has increased to 23.4% (FY13: 21.4%), while those classified as Level 3 were 15.6% (FY13: 16.2%). These movements reflect an increase in debt securities held within Level 2, including the reclassification of certain debt securities from Level 1 to Level 2.

D3 - Analysis of asset quality
The analysis of assets that follows provides information about the assets held by the Group. The amounts in individual line items below may differ from those presented in the IFRS section of this document, as they include assets which are held for sale.

D3.1 - Investment property

	30 June 2014				31 December 2013
	Fair value hierarchy				Fair value hierarchy
Investment property - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	207	207	-	-	239	239
Vacant investment property/held for capital appreciation	-	-	-	-	-	-	-	-
Total	-	-	207	207	-	-	239	239
Total %	-	-	100.0%	100.0%	-	-	100.0%	100.0%
Assets of operations classified as held for sale	-	-	-	-	-	-	-	-
Total (excluding assets held for sale)	-	-	207	207	-	-	239	239
Total % (excluding assets held for sale)	-	-	100.0%	100.0%	-	-	100.0%	100.0%

97.6% (FY13: 97.5%) of total investment properties by value are held in unit-linked or participating funds. Shareholder exposure to investment properties is principally through investments in French commercial property.
      Investment properties are stated at their market values as assessed by qualified external independent valuers or by local qualified staff of the Group, all with recent relevant experience. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, lease expiry or break option taking into consideration lease incentives, assuming no further growth in the estimated rental value of the property. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties where available.
      100% (FY13: 100%) of shareholder exposure to investment properties are leased to third parties under operating leases.

D3 - Analysis of asset quality continued

D3.2 - Loans
The Group loan portfolio is principally made up of:
■ Policy loans which are generally collateralised by a lien or charge over the underlying policy;
■ Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities;
■ Mortgage loans collateralised by property assets; and
■ Other loans, which include loans to brokers and intermediaries.

Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method.
      For certain mortgage loans, the Group has taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. The mortgage loans are not traded in active markets. These investments are classified as level 3 as the assumptions used to derive the credit risk, liquidity premium and property risk are not deemed to be market observable.

Loans - Total 30 June 2014	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	Total £m
Policy loans	21	791	-	28	840
Loans and advances to banks	3,793	-	-	-	3,793
Mortgage loans	18,127	1	-	-	18,128
Other loans	62	10	134	-	206
Total	22,003	802	134	28	22,967
Total %	95.8%	3.5%	0.6%	0.1%	100.0%
Assets of operations classified as held for sale	-	-	-	-	-
Total (excluding assets held for sale)	22,003	802	134	28	22,967
Total % (excluding assets held for sale)	95.8%	3.5%	0.6%	0.1%	100.0%
FY13 Total	22,899	875	76	29	23,879
FY13 Total %	95.9%	3.7%	0.3%	0.1%	100.0%

Loans - Shareholder assets 30 June 2014	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	Total £m
Policy loans	5	9	-	2	16
Loans and advances to banks	549	-	-	-	549
Mortgage loans	17,405	-	-	-	17,405
Other loans	8	9	134	-	151
Total	17,967	18	134	2	18,121
Total %	99.2%	0.1%	0.7%	-	100.0%
Assets of operations classified as held for sale	-	-	-	-	-
Total (excluding assets held for sale)	17,967	18	134	2	18,121
Total % (excluding assets held for sale)	99.2%	0.1%	0.7%	-	100.0%
FY13 Total	17,763	31	76	3	17,873
FY13 Total %	99.4%	0.2%	0.4%	-	100.0%

The value of the Group's loan portfolio (including Policyholder, Participating Fund and Shareholder assets), at 30 June 2014 stood at £23.0 billion (FY13: £23.9 billion), a decrease of £0.9 billion.
      The total shareholder exposure to loans increased to £18.1 billion (FY13: £17.9 billion), and represented 79% of the total loan portfolio, with the remaining 21% split between participating funds £4.4 billion (FY13: £5.5 billion) and policyholder assets £0.5 billion (FY13: £0.5 billion).
      Of the Group's total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 79% (FY13: 75%) is invested in mortgage loans.

D3 - Analysis of asset quality continued
D3.2 - Loans continued
Mortgage loans - Shareholder assets

30 June 2014	Total £m
Non-securitised mortgage loans
- Residential (Equity release)	3,423
- Commercial	7,594
- Healthcare	4,185
15,202
Securitised mortgage loans	2,203
Total	17,405
Assets of operations classified as held for sale	-
Total (excluding assets held for sale)	17,405
FY13 Total	17,125

The Group's mortgage loan portfolio is mainly focused in the UK, across various sectors, including residential loans, commercial loans and government supported healthcare loans. Aviva's shareholder exposure to mortgage loans accounts for 96% of total shareholder asset loans. This section focuses on explaining the shareholder risk within these exposures.

United Kingdom & Ireland
(Non-securitised mortgage loans)
Residential
The UK non-securitised residential mortgage portfolio has a total current value of £3.4 billion (FY13: £3.1 billion). The movement from the prior year is due to £0.2 billion of new loans and accrued interest, £0.2 billion of fair value gains and £0.1 billion of redemptions. These mortgages are all in the form of equity release, whereby homeowners mortgage their property to release cash equity. Due to the structure of equity release mortgages, whereby interest amounts due are not paid in cash but instead rolled into the amount outstanding, they predominantly have a current Loan to Value ("LTV") of below 70%. The average LTV across the portfolio is 28.9% (FY13: 29.3%).

Healthcare
Primary Healthcare & PFI businesses loans included within shareholder assets are £4.2 billion (FY13: £4.1 billion) and are secured against primary health care (including General Practitioner surgeries), education and emergency services related premises. For all such loans, government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.
      On a market value basis, we estimate the average LTV of these mortgages to be 88% (FY13: 89%), although as explained above, we do not consider this to be a key risk indicator. Income support from the Government bodies and the social need for these premises provide sustained income stability. Aviva therefore considers these loans to be lower risk.

Commercial
Gross exposure by loan to value and arrears is shown in the table below.

Shareholder assets

30 June 2014	>120% £m	115-120% £m	110-115% £m	105-110% £m	100-105% £m	95-100% £m	90-95% £m	80-90% £m	70-80% £m	<70% £m	Total £m
Not in arrears	74	9	52	70	455	642	593	844	1,423	1,924	6,086
0 - 3 months	-	-	-	-	49	36	-	-	30	1	116
3 - 6 months	-	-	-	-	-	670	-	-	-	-	670
6 - 12 months	-	-	-	-	-	11	-	-	-	-	11
> 12 months	-	-	-	-	-	711	-	-	-	-	711
Total	74	9	52	70	504	2,070	593	844	1,453	1,925	7,594

Of the total £7.6 billion of UK non-securitised commercial mortgage loans in the shareholder fund, £7.5 billion are held by our UK Life business, of which £7.1 billion back annuity liabilities, and are stated on a fair value basis. Aviva UK General Insurance hold the remaining £0.1 billion of loans which are stated on an amortised cost basis and are subject to impairment review, using a fair value methodology calibrated to the UK Life approach, adjusted for specific portfolio characteristics. The loan exposures for our UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value ("CRAV") methods.

D3 - Analysis of asset quality continued
D3.2 - Loans continued
For the commercial mortgages held by the UK Life and UK General Insurance businesses, loan service collection ratios, a key indicator of mortgage portfolio performance, remained at 1.20x (FY13: 1.20x). Loan Interest Cover ("LIC"), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, was broadly flat at 1.39x (FY13: 1.40x). Mortgage LTVs decreased by 2% during the period to 81% (CRAV basis) largely due to property values increasing c0.8% in the period together with new business (£330 million with an average LTV of c58%), being offset by the decrease in swap spot rates (on average 17 bps).
      All loans in arrears have been assessed for impairment. Of the £1,508 million (FY13: £1,583 million) value of loans in arrears included within our shareholder assets, the interest and capital amount in arrears is £78 million.
      While these commercial mortgages are held at fair value on the asset side of the statement of financial position, we also carry an allowance within liabilities against the risk of default on our riskier mortgages of £1.2 billion (FY13: £1.3 billion). Since FY13, £0.2 billion of the allowance within liabilities has been utilised to take action on certain riskier mortgages, offset by a £0.1 billion increase in the cost of replacing lost cash flows on any future defaults, caused by lower interest rates and lower spreads on new commercial mortgages.
      Of the £7.1 billion mortgages backing annuity liabilities, £0.6 billion have been treated as property on a look-though basis in arriving at an appropriate valuation discount rate. For the remaining commercial mortgages, and the £4.2 billion of Healthcare and PFI mortgages, held by Aviva Annuity UK Limited, the valuation allowance (including supplementary allowances) of £1.2 billion equates to 109 bps at 30 June 2014 (FY13: 124 bps). The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including Healthcare and PFI mortgages is £1.9 billion (FY13: £2.0 billion) over the remaining term of the UK Life corporate bond and mortgage portfolio. In addition, we hold £70 million (FY13: £148 million) of impairment provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost.
      The UK portfolio remains well diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower further protection may be achieved through cross-charging (or pooling) such that any single loan is also supported by rents received within other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from any general floating charge held over assets within the borrower companies.
      If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefitting from the protection of the collateral. A combination of these benefits and the high recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) results in the economic exposure being significantly lower than the gross exposure reported above.

Securitised mortgage loans
Funding for the securitised residential mortgage assets of £2.2 billion (FY13: £2.2 billion) was obtained by issuing loan note securities. Of these loan notes approximately £213 million (FY13: £180 million) are held by group companies. The remainder is held by third parties external to Aviva. As any cash shortfall arising once all mortgages have redeemed is borne by the loan note holders, the majority of the credit risk of these mortgages is borne by third parties. Securitised residential mortgages held are predominantly issued through vehicles in the UK.

D3 - Analysis of asset quality continued
D3.3 - Financial investments

	30 June 2014				Restated1 31 December 2013
Financial Investments - Total	Cost/ amortised cost £m	Unrealised gains £m	Impairment and unrealised losses £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Impairment and unrealised losses £m	Fair value £m
Debt securities	118,696	10,613	(821)	128,488	120,316	8,164	(1,675)	126,805
Equity securities	30,945	6,864	(1,331)	36,478	31,164	7,775	(1,559)	37,380
Other investments	29,841	3,342	(519)	32,664	29,573	3,653	(709)	32,517
Total	179,482	20,819	(2,671)	197,630	181,053	19,592	(3,943)	196,702
Assets of operations classified as held for sale	23	-	-	23	2,705	92	(122)	2,675
Total (excluding assets held for sale)	179,459	20,819	(2,671)	197,607	178,348	19,500	(3,821)	194,027

1 The statement of financial position has been restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'. Refer to note B2 for further information.

Aviva holds large quantities of high quality bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to increase returns to policyholders and partly to optimise the risk/return profile for shareholders.
The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.
      The Group also holds equities, the majority of which are held in participating funds and policyholder funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment mandates. Some equities are also held in shareholder funds. The vast majority of equity investments are valued at quoted market prices.

D3.3.1 - Debt securities

	Fair value hierarchy
Debt securities - Shareholder assets 30 June 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	4,469	626	44	5,139
Non-UK Government	3,324	6,657	200	10,181
Europe	3,294	3,794	200	7,288
North America	24	2,519	-	2,543
Asia Pacific & Other	6	344	-	350
Corporate bonds - Public utilities	201	3,459	54	3,714
Corporate convertible bonds	-	-	53	53
Other corporate bonds	1,432	11,286	258	12,976
Other	585	1,231	139	1,955
Total	10,011	23,259	748	34,018
Total %	29.4%	68.4%	2.2%	100.0%
Assets of operations classified as held for sale	-	-	-	-
Total (excluding assets held for sale)	10,011	23,259	748	34,018
Total % (excluding assets held for sale)	29.4%	68.4%	2.2%	100.0%
FY13	12,753	19,996	611	33,360
FY13%	38.2%	59.9%	1.9%	100.0%

2.2% (FY13: 1.9%) of shareholder exposure to debt securities is fair valued using models with significant unobservable market parameters (classified as Fair Value Level 3). Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible.
      29.4% (FY13: 38.2%) of shareholder exposure to debt securities is based on quoted prices in an active market and are therefore classified as Fair Value Level 1. This has decreased due to the reclassification of certain debt securities to Level 2 as a result of the enhanced understanding of pricing vendor methodologies for the fair value classification.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	External ratings
Debt securities - Shareholder assets 30 June 2014	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	5,006	47	-	-	69	5,122
UK local authorities	-	-	-	-	-	17	17
Non-UK Government	4,377	3,488	684	1,627	3	2	10,181
	4,377	8,494	731	1,627	3	88	15,320
Corporate
Public utilities	2	33	2,360	1,063	-	256	3,714
Convertibles and bonds with warrants	-	-	-	-	-	53	53
Other corporate bonds	1,056	1,417	5,047	3,156	74	2,226	12,976
	1,058	1,450	7,407	4,219	74	2,535	16,743
Certificates of deposits	-	15	3	6	215	-	239
Structured
RMBS1 non-agency ALT A	-	-	-	-	-	-	-
RMBS1 non-agency prime	67	23	5	-	-	-	95
RMBS1 agency	-	-	-	-	-	-	-
	67	23	5	-	-	-	95
CMBS2	110	53	21	-	-	1	185
ABS3	21	300	107	8	68	10	514
CDO (including CLO)4	-	-	-	-	-	-	-
ABCP5	10	-	-	-	-	4	14
	141	353	128	8	68	15	713
Wrapped credit	-	5	253	63	36	46	403
Other	30	21	140	217	62	35	505
Total	5,673	10,361	8,667	6,140	458	2,719	34,018
Total %	16.7%	30.5%	25.5%	18.0%	1.3%	8.0%	100.0%
Assets of operations classified as held for sale	-	-	-	-	-	-	-
Total (excluding assets held for sale)	5,673	10,361	8,667	6,140	458	2,719	34,018
Total % (excluding assets held for sale)	16.7%	30.5%	25.5%	18.0%	1.3%	8.0%	100.0%
FY13	5,551	9,633	8,842	6,074	472	2,788	33,360
FY13%	16.6%	28.9%	26.5%	18.2%	1.4%	8.4%	100.0%

  1    RMBS - Residential Mortgage Backed Security.
2 CMBS - Commercial Mortgage Backed Security.
3 ABS - Asset Backed Security.
4 CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation.
5 ABCP - Asset Backed Commercial Paper.

The overall quality of the book remains strong. 45% of shareholder exposure to debt securities is in government holdings (FY13: 44%). Our corporate debt securities portfolio represents 49% (FY13: 51%) of total shareholder debt securities.
      The majority of non-rated corporate bonds are held by our businesses in the UK.
      At 30 June 2014, the proportion of our shareholder debt securities that are investment grade remained stable at 90.7%
(FY13: 90.2%). The remaining 9.3% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
■ 1.3% are debt securities that are rated as below investment grade;
■ 8.0% are not rated by the major rating agencies.

Of the securities not rated by an external agency most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.5 billion of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.
      The Group has extremely limited exposure to CDOs, CLOs and 'Sub-prime' debt securities.
      Asset backed securities (ABS) are held primarily by our UK Life business (£501 million). 84.8% of the Group's shareholder holdings in ABS are investment grade. ABS that either have a rating below BBB or are not rated represent approximately 0.2% of shareholder exposure to debt securities.

D3 - Analysis of asset quality continued
D3.3.2 - Equity securities

	30 June 2014				31 December 2013
	Fair value hierarchy				Fair value hierarchy
Equity securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	4	-	-	4	4	-	-	4
Banks, trusts and insurance companies	183	1	299	483	162	1	294	457
Industrial miscellaneous and all other	235	-	10	245	242	-	14	256
Non-redeemable preferred shares	232	-	-	232	283	-	-	283
Total	654	1	309	964	691	1	308	1,000
Total %	67.8%	0.1%	32.1%	100.0%	69.1%	0.1%	30.8%	100.0%
Assets of operations classified as held for sale	-	-	-	-	1	-	2	3
Total (excluding assets held for sale)	654	1	309	964	690	1	306	997
Total % (excluding assets held for sale)	67.8%	0.1%	32.1%	100.0%	69.2%	0.1%	30.7%	100.0%

67.8% of our shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as Level 1 (FY13: 69.1%).
      Shareholder investments include a strategic holding in Italian banks of £262 million (£134 million, net of non-controlling interest share in the Group companies that own the investments).

D3.3.3 - Other investments

	30 June 2014				Restated 31 December 2013
	Fair value hierarchy				Fair value hierarchy
Other investments - Shareholders assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	234	23	128	385	225	13	133	371
Derivative financial instruments	5	618	51	674	22	762	23	807
Deposits with credit institutions	128	11	-	139	149	11	-	160
Minority holdings in property management undertakings	1	29	112	142	-	14	103	117
Other	6	-	2	8	10	-	3	13
Total	374	681	293	1,348	406	800	262	1,468
Total %	27.8%	50.5%	21.7%	100.0%	27.7%	54.5%	17.8%	100.0%
Assets of operations classified as held for sale	23	-	-	23	37	-	22	59
Total (excluding assets held for sale)	351	681	293	1,325	369	800	240	1,409
Total % (excluding assets held for sale)	26.5%	51.4%	22.1%	100.0%	26.2%	56.8%	17.0%	100.0%

In total 78.3% (FY13: 82.2%) of shareholder other investments, are classified as Level 1 or 2 in the fair value hierarchy.
The unit trusts and other investment vehicles invest in a variety of assets, which can include cash equivalents, debt, equity and property securities.

D3.3.4 - Available for sale investments - Impairments and duration and amount of unrealised losses
There was no impairment expense for the six months to 30 June 2014 for AFS debt securities (HY13: £7 million).
      Total unrealised losses on AFS debt securities, equity securities and other investments at 30 June 2014 were £2 million (HY13: £1,175 million), £nil (HY13: £3 million) and £nil (HY13: £12 million) respectively. The decrease in unrealised losses on debt securities follows the disposal of the Group's US operations which included an unrealised loss on debt securities of £1,169 million at 30 June 2013.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.5 - Exposures to peripheral European countries
Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these assets are valued on a mark to market basis under IAS 39, and therefore our statement of financial position and income statement already reflect any reduction in value between the date of purchase and the balance sheet date. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
      Net of non-controlling interests, our direct shareholder and participating fund asset exposure to the government (and local authorities and agencies) of Italy is £4.1 billion (FY13: £4.9 billion). Gross of non-controlling interests, 95% of our shareholder asset exposure to Italy arises from the investment exposure of our Italian business.

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	30 June 2014 £bn	31 December 2013 £bn	30 June 2014 £bn	31 December 2013 £bn	30 June 2014 £bn	31 December 2013 £bn
Greece	-	-	-	-	-	-
Ireland	0.6	0.4	0.1	-	0.7	0.4
Portugal	0.2	0.2	-	-	0.2	0.2
Italy	3.8	4.5	0.3	0.4	4.1	4.9
Spain	0.9	0.9	0.6	0.5	1.5	1.4
Total Greece, Ireland, Portugal, Italy and Spain	5.5	6.0	1.0	0.9	6.5	6.9

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	30 June 2014 £bn	31 December 2013 £bn	30 June 2014 £bn	31 December 2013 £bn	30 June 2014 £bn	31 December 2013 £bn
Greece	-	-	-	-	-	-
Ireland	0.6	0.4	0.1	-	0.7	0.4
Portugal	0.2	0.2	-	-	0.2	0.2
Italy	6.9	8.5	0.4	0.6	7.3	9.1
Spain	1.3	1.4	1.0	0.9	2.3	2.3
Total Greece, Ireland, Portugal, Italy and Spain	9.0	10.5	1.5	1.5	10.5	12.0

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.6 - Non UK Government debt securities (gross of non-controlling interests)

	Policyholder		Participating		Shareholder		Total
Non UK Government Debt Securities	30 June 2014 £m	31 December 2013 £m	30 June 2014 £m	31 December 2013 £m	30 June 2014 £m	31 December 2013 £m	30 June 2014 £m	31 December 2013 £m
Austria	19	9	665	636	132	133	816	778
Belgium	24	29	1,407	1,475	156	154	1,587	1,658
France	106	108	11,094	9,714	1,969	1,909	13,169	11,731
Germany	145	146	1,827	1,922	685	763	2,657	2,831
Greece	-	-	14	1	-	-	14	1
Ireland	20	21	588	364	138	28	746	413
Italy	250	255	6,884	8,458	425	628	7,559	9,341
Netherlands	44	43	1,255	1,222	388	399	1,687	1,664
Poland	615	649	799	885	398	490	1,812	2,024
Portugal	-	-	194	187	-	-	194	187
Spain	110	101	1,304	1,355	978	930	2,392	2,386
European Supranational debt	73	89	2,673	2,612	1,615	1,583	4,361	4,284
Other European countries	104	91	708	587	404	359	1,216	1,037
Europe	1,510	1,541	29,412	29,418	7,288	7,376	38,210	38,335
Canada	17	7	168	171	2,232	2,198	2,417	2,376
United States	96	112	128	32	311	280	535	424
North America	113	119	296	203	2,543	2,478	2,952	2,800
Singapore	9	8	527	450	298	288	834	746
Sri Lanka	2	1	19	7	-	-	21	8
Other	417	329	1,626	1,616	52	60	2,095	2,005
Asia Pacific and other	428	338	2,172	2,073	350	348	2,950	2,759
Total	2,051	1,998	31,880	31,694	10,181	10,202	44,112	43,894
Less: assets of operations classified as held for sale	-	13	-	1,649	-	201	-	1,863
Total (excluding assets held for sale)	2,051	1,985	31,880	30,045	10,181	10,001	44,112	42,031

At 30 June 2014, the Group's total non-UK government debt securities stood at £44.1 billion (FY13: £43.9 billion). The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
      Our direct shareholder asset exposure to non-UK government debt securities amounts to £10.2 billion (FY13: £10.2 billion). The primary exposures, relative to total shareholder non-UK government debt exposure, are to Canadian (22%), French (19%), Spanish (10%), German (7%), and Italian (4%) government debt securities.
      The participating funds exposure to non-UK government debt amounts to £31.9 billion (FY13: £31.7 billion). The primary exposures, relative to total non-UK government debt exposures included within our participating funds, are to the government debt securities of France (35%), Italy (22%), Germany (6%), Belgium (4%), Spain (4%) and Netherlands (4%).

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.7 - Exposure to worldwide bank debt securities

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (net of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
30 June 2014	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.1	-	0.1
France	0.2	-	0.2	3.2	0.8	4.0
Germany	-	-	-	0.6	0.4	1.0
Ireland	-	-	-	-	-	-
Italy	-	0.1	0.1	0.3	-	0.3
Netherlands	0.2	0.2	0.4	1.5	0.2	1.7
Spain	0.5	-	0.5	0.8	0.1	0.9
United Kingdom	0.8	0.3	1.1	0.8	0.8	1.6
United States	0.5	0.1	0.6	0.9	0.1	1.0
Other	0.4	0.2	0.6	1.8	0.5	2.3
Total	2.6	0.9	3.5	10.0	2.9	12.9
Less: assets of operations classified as held for sale	-	-	-	-	-	-
Total (excluding assets held for sale)	2.6	0.9	3.5	10.0	2.9	12.9
FY13 Total	2.8	1.1	3.9	10.5	3.2	13.7

Net of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £3.5 billion. The majority of our holding (74%) is in senior debt. The primary exposures are to UK (31%), US (17%) and Spanish (14%) banks.
      Net of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £12.9 billion. The majority of the exposure (78%) is in senior debt. Participating funds are the most exposed to French (31%), Dutch (13%) and UK (12%) banks.

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (gross of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
30 June 2014	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Austria	-	-	-	0.1	-	0.1
France	0.2	-	0.2	3.5	0.9	4.4
Germany	-	-	-	0.6	0.4	1.0
Ireland	-	-	-	-	-	-
Italy	0.1	0.1	0.2	0.5	-	0.5
Netherlands	0.2	0.2	0.4	1.6	0.2	1.8
Spain	0.8	-	0.8	1.0	0.1	1.1
United Kingdom	0.8	0.3	1.1	0.9	0.8	1.7
United States	0.5	0.2	0.7	0.9	0.1	1.0
Other	0.4	0.2	0.6	2.0	0.6	2.6
Total	3.0	1.0	4.0	11.1	3.1	14.2
Less: assets of operations classified as held for sale	-	-	-	-	-	-
Total (excluding assets held for sale)	3.0	1.0	4.0	11.1	3.1	14.2
FY13 Total	3.3	1.2	4.5	12.1	3.5	15.6

Gross of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £4.0 billion. The majority of our holding (75%) is in senior debt. The primary exposures are to UK (28%), Spanish (20%) and US (18%) banks.
      Gross of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £14.2 billion. The majority of the exposure (78%) is in senior debt. Participating funds are the most exposed to French (31%), Dutch (13%) and UK (12%) banks.

D4 - Pension fund assets
In addition to the assets recognised directly on the Group's statement of financial position outlined in the disclosures above, the Group is also exposed to the ''Scheme assets'' that are shown net of the present value of scheme liabilities within the IAS 19 net pension surplus. Pension surpluses are included within other assets and pension deficits are recognised within provisions in the Group's consolidated statement of financial position. Refer to Note B15 for details on the schemes' surpluses and deficits.
      Scheme assets are stated at their fair values. Total scheme assets are comprised in the UK, Ireland and Canada as follows:

	30 June 2014				31 December 2013
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Bonds
Fixed interest1	5,066	158	116	5,340	4,022	149	106	4,277
Index-linked	4,103	115	-	4,218	4,502	112	-	4,614
Equities1	282	95	-	377	291	63	81	435
Property1	312	7	-	319	305	7	-	312
Pooled investment vehicles1	1,567	17	105	1,689	1,632	42	23	1,697
Derivatives	529	59	-	588	225	55	-	280
Cash and other2	624	(1)	22	645	757	3	23	783
Total fair value of assets	12,483	450	243	13,176	11,734	431	233	12,398

Total scheme assets are analysed by those that have a quoted market price in an active market and those that do not as follows:

	30 June 2014			31 December 2013
	Total Quoted £m	Total Unquoted £m	Total £m	Total Quoted £m	Total Unquoted £m	Total £m
Bonds
Fixed interest1	2,499	2,841	5,340	818	3,459	4,277
Index-linked	3,799	419	4,218	3,864	750	4,614
Equities1	344	33	377	378	57	435
Property1	-	319	319	-	312	312
Pooled investment vehicles1	3	1,686	1,689	31	1,666	1,697
Derivatives	57	531	588	88	192	280
Cash and other2	406	239	645	540	243	783
Total fair value of assets	7,108	6,068	13,176	5,719	6,679	12,398

1    For 2013, a total of £1,697 million, which was previously disclosed as £277 million of fixed interest bonds, £645 million of equities, and £775 million of property has been reclassified to pooled investment vehicles.

2 Cash and other assets comprise cash at bank, insurance policies, receivables and payables.

Risk management and asset allocation strategy
The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme's assets are invested in a portfolio, consisting in the UK primarily (approximately 73%) of debt securities. The investment strategy will continue to evolve over time and is expected to match to the liability profile increasingly closely.

Main UK Scheme
The Company works closely with the trustee, who is required to consult it on the investment strategy.
      Interest rate and inflation risks are managed using a combination of liability-matching assets and swaps. Exposure to equity risk has been reducing over time and credit risk is managed within risk appetite. Currency risk is relatively small and is largely hedged. The other principal risk is longevity risk. On 5 March 2014, the Aviva Staff Pension Scheme entered into a longevity swap covering approximately £5 billion of pensioner in payment scheme liabilities transferring longevity risk to three external reinsurers.

Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

D5 - Available funds
To ensure access to liquidity as and when needed, the Group maintains undrawn committed central borrowing facilities with various highly rated banks, £0.75 billion of which is allocated to support the credit ratings of Aviva plc's commercial paper programmes. As at 30 June 2014 £1.4 billion of committed facilities were in place with an additional £100 million signed on 16 July 2014. The expiry profile of the undrawn committed central borrowing facilities is as follows:

30 June 2014	£m
Expiring within one year	275
Expiring beyond one year	1,125
Total	1,400

D6 - Guarantees
As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.
      For the UK Life with-profit business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions do not materially differ from those determined on a market consistent basis.
      In all other businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% decrease in interest rates and 10% decline in equity markets).

VNB & sales analysis

In this section	Page
E1 Trend analysis of VNB (continuing operations) - cumulative	108
E2 Trend analysis of VNB (continuing operations) - discrete	108
E3 Trend analysis of PVNBP (continuing operations) - cumulative	109
E4 Trend analysis of PVNBP (continuing operations) - discrete	109
E5 Trend analysis of PVNBP by product (continuing operations) - cumulative	110
E6 Trend analysis of PVNBP by product (continuing operations) - discrete E7 Geographical analysis of regular and single premiums (continuing operations)	110 111
E8 Trend analysis of investment sales (continuing operations) - cumulative	111
E9 Trend analysis of investment sales (continuing operations) - discrete E10 Geographical analysis of regular and single premiums - investment sales	111 111
E11 Trend analysis of general insurance & health net written premiums - cumulative	112
E12 Trend analysis of general insurance & health net written premiums - discrete	112

E1 - Trend analysis of VNB (continuing operations1) - cumulative

								Growth3 on 2Q13
Gross of tax and non-controlling interests	Restated2 1Q13 YTD £m	Restated2 2Q13 YTD £m	Restated2 3Q13 YTD £m	Restated2 4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	Sterling %	Constant currency %
United Kingdom	114	224	326	469	89	177	(21)%	(21)%
Ireland	-	2	4	8	3	6	211%	222%
United Kingdom & Ireland	114	226	330	477	92	183	(19)%	(19)%
France	41	90	118	172	54	110	23%	27%
Poland4	10	21	34	51	21	34	58%	64%
Italy - excluding Eurovita	10	18	25	43	15	26	44%	49%
Spain - excluding Aseval	3	11	17	31	8	18	61%	67%
Turkey	10	20	28	37	6	14	(30)%	(10)%
Other Europe	1	1	1	1	-	-	(100)%	(100)%
Europe	75	161	223	335	104	202	25%	33%
Asia - excluding Malaysia	19	41	71	103	32	66	62%	76%
Aviva Investors5	-	-	-	-	-	2	-	-
Value of new business - excluding Eurovita, Aseval & Malaysia	208	428	624	915	228	453	6%	9%
Eurovita, Aseval & Malaysia	1	(2)	(5)	(11)	(4)	(9)	-	-
Total value of new business	209	426	619	904	224	444	4%	7%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.
3 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4 Poland includes Lithuania.
5 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E2 - Trend analysis of VNB (continuing operations1) - discrete

								Growth3 on 2Q13
Gross of tax and non-controlling interests	Restated2 1Q13 Discrete £m	Restated2 2Q13 Discrete £m	Restated2 3Q13 Discrete £m	Restated2 4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	Sterling %	Constant currency %
United Kingdom	114	110	102	143	89	88	(20)%	(20)%
Ireland	-	2	2	4	3	3	95%	102%
United Kingdom & Ireland	114	112	104	147	92	91	(18)%	(18)%
France	41	49	28	54	54	56	16%	20%
Poland4	10	11	13	17	21	13	17%	21%
Italy - excluding Eurovita	10	8	7	18	15	11	33%	37%
Spain - excluding Aseval	3	8	6	14	8	10	33%	38%
Turkey	10	10	8	9	6	8	(21)%	1%
Other Europe	1	-	-	-	-	-	-	-
Europe	75	86	62	112	104	98	15%	21%
Asia - excluding Malaysia	19	22	30	32	32	34	48%	60%
Aviva Investors5	-	-	-	-	-	2	-	-
Value of new business - excluding Eurovita, Aseval & Malaysia	208	220	196	291	228	225	2%	5%
Eurovita, Aseval & Malaysia	1	(3)	(3)	(6)	(4)	(5)	-	-
Total value of new business	209	217	193	285	224	220	1%	4%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.
3 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
4 Poland includes Lithuania.
5 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E3 - Trend analysis of PVNBP (continuing operations1) - cumulative

								Growth4 on 2Q13
Present value of new business premiums2	Restated3 1Q13 YTD £m	Restated3 2Q13 YTD £m	Restated3 3Q13 YTD £m	Restated3 4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	Sterling %	Constant currency %
United Kingdom	2,779	5,560	8,556	11,924	2,931	6,052	9%	9%
Ireland	117	225	338	469	105	196	(13)%	(10)%
United Kingdom & Ireland	2,896	5,785	8,894	12,393	3,036	6,248	8%	8%
France	1,243	2,363	3,367	4,498	1,310	2,427	3%	6%
Poland5	123	227	358	486	234	332	46%	51%
Italy - excluding Eurovita	563	1,198	1,591	1,975	698	1,440	20%	24%
Spain - excluding Aseval	301	547	719	1,130	283	562	3%	6%
Turkey	135	253	341	524	110	231	(9)%	17%
Other Europe	20	20	20	20	-	-	(100)%	(100)%
Europe	2,385	4,608	6,396	8,633	2,635	4,992	8%	13%
Asia - excluding Malaysia	472	845	1,290	1,724	471	964	14%	23%
Aviva Investors6	4	7	28	58	5	257	-	-
Total - excluding Eurovita, Aseval & Malaysia	5,757	11,245	16,608	22,808	6,147	12,461	11%	14%
Eurovita, Aseval & Malaysia	141	217	269	369	73	169	(22)%	(19)%
Total	5,898	11,462	16,877	23,177	6,220	12,630	10%	13%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.
4 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
5 Poland includes Lithuania.
6 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E4 - Trend analysis of PVNBP (continuing operations1) - discrete

								Growth4 on 2Q13
Present value of new business premiums2	Restated3 1Q13 Discrete £m	Restated3 2Q13 Discrete £m	Restated3 3Q13 Discrete £m	Restated3 4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	Sterling %	Constant currency %
United Kingdom	2,779	2,781	2,996	3,368	2,931	3,121	12%	12%
Ireland	117	108	113	131	105	91	(17)%	(14)%
United Kingdom & Ireland	2,896	2,889	3,109	3,499	3,036	3,212	11%	11%
France	1,243	1,120	1,004	1,131	1,310	1,117	-	3%
Poland5	123	104	131	128	234	98	(6)%	(3)%
Italy - excluding Eurovita	563	635	393	384	698	742	17%	21%
Spain - excluding Aseval	301	246	172	411	283	279	13%	17%
Turkey	135	118	88	183	110	121	2%	30%
Other Europe	20	-	-	-	-	-	-	-
Europe	2,385	2,223	1,788	2,237	2,635	2,357	6%	11%
Asia - excluding Malaysia	472	373	445	434	471	493	32%	43%
Aviva Investors6	4	3	21	30	5	252	-	-
Total - excluding Eurovita, Aseval & Malaysia	5,757	5,488	5,363	6,200	6,147	6,314	15%	18%
Eurovita, Aseval & Malaysia	141	76	52	100	73	96	26%	31%
Total	5,898	5,564	5,415	6,300	6,220	6,410	15%	18%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.
4 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
5 Poland includes Lithuania.
6 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E5 - Trend analysis of PVNBP by product (continuing operations1) - cumulative

								Growth4 on 2Q13
Present value of new business premiums2	Restated3 1Q13 YTD £m	Restated3 2Q13 YTD £m	Restated3 3Q13 YTD £m	Restated3 4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	Sterling %	Constant currency %
Pensions	1,322	2,479	3,818	5,476	1,328	2,794	13%	13%
Annuities	630	1,217	1,664	2,327	500	935	(23)%	(23)%
Bonds	33	59	97	183	45	87	47%	47%
Protection	253	504	781	992	297	568	13%	13%
Equity release	98	182	297	401	117	257	41%	41%
Other5	443	1,119	1,899	2,545	644	1,411	26%	26%
United Kingdom	2,779	5,560	8,556	11,924	2,931	6,052	9%	9%
Ireland	117	225	338	469	105	196	(13)%	(10)%
United Kingdom & Ireland	2,896	5,785	8,894	12,393	3,036	6,248	8%	8%
Savings	1,173	2,229	3,197	4,278	1,232	2,278	2%	6%
Protection	70	134	170	220	78	149	11%	15%
France	1,243	2,363	3,367	4,498	1,310	2,427	3%	6%
Pensions	224	385	549	881	308	476	24%	45%
Savings	769	1,560	2,069	2,702	893	1,826	17%	21%
Annuities	6	11	14	23	2	2	(78)%	(77)%
Protection6	143	289	397	529	122	261	(10)%	(4)%
Poland7 , Italy7 , Spain7 and Other	1,142	2,245	3,029	4,135	1,325	2,565	14%	21%
Europe	2,385	4,608	6,396	8,633	2,635	4,992	8%	13%
Asia - excluding Malaysia	472	845	1,290	1,724	471	964	14%	23%
Aviva Investors8	4	7	28	58	5	257	-	-
Total - excluding Eurovita, Aseval & Malaysia	5,757	11,245	16,608	22,808	6,147	12,461	11%	14%
Eurovita, Aseval & Malaysia	141	217	269	369	73	169	(22)%	(19)%
Total	5,898	11,462	16,877	23,177	6,220	12,630	10%	13%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.
4 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
5 Other business includes UK Health business and UK Retail Fund Management business. UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

6    Subsequent to FY13 a whole of life unit-linked protection product in Poland was reclassified from savings to protection business. As a result, protection PVNBP has increased £25 million in 1Q13, £52 million in 2Q13, £77 million in       3Q13 and £114 million in 4Q13. There is no change in total PVNBP.

7 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval.
8 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E6 - Trend analysis of PVNBP by product (continuing operations1) - discrete

								Growth4 on 2Q13
Present value of new business premiums2	Restated3 1Q13 Discrete £m	Restated3 2Q13 Discrete £m	Restated3 3Q13 Discrete £m	Restated3 4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	Sterling %	Constant currency %
Pensions	1,322	1,157	1,339	1,658	1,328	1,466	27%	27%
Annuities	630	587	447	663	500	435	(26)%	(26)%
Bonds	33	26	38	86	45	42	65%	65%
Protection	253	251	277	211	297	271	8%	8%
Equity release	98	84	115	104	117	140	66%	66%
Other5	443	676	780	646	644	767	13%	13%
United Kingdom	2,779	2,781	2,996	3,368	2,931	3,121	12%	12%
Ireland	117	108	113	131	105	91	(17)%	(14)%
United Kingdom & Ireland	2,896	2,889	3,109	3,499	3,036	3,212	11%	11%
Savings	1,173	1,056	968	1,081	1,232	1,046	(1)%	2%
Protection	70	64	36	50	78	71	12%	15%
France	1,243	1,120	1,004	1,131	1,310	1,117	-	3%
Pensions	224	161	164	332	308	168	5%	23%
Savings	769	791	509	633	893	933	18%	22%
Annuities	6	5	3	9	2	-	(80)%	(79)%
Protection6	143	146	108	132	122	139	(5)%	-
Poland7 , Italy7 , Spain7 and Other	1,142	1,103	784	1,106	1,325	1,240	13%	19%
Europe	2,385	2,223	1,788	2,237	2,635	2,357	6%	11%
Asia - excluding Malaysia	472	373	445	434	471	493	32%	43%
Aviva Investors8	4	3	21	30	5	252	-	-
Total - excluding Eurovita, Aseval & Malaysia	5,757	5,488	5,363	6,200	6,147	6,314	15%	18%
Eurovita, Aseval & Malaysia	141	76	52	100	73	96	26%	31%
Total	5,898	5,564	5,415	6,300	6,220	6,410	15%	18%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.
4 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
5 Other business includes UK Health business and UK Retail Fund Management business. UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

6    Subsequent to FY13 a whole of life unit-linked protection product in Poland was reclassified from savings to protection business. As a result, protection PVNBP has increased £25 million in 1Q13, £27 million in 2Q13, £25 million in       3Q13 and £37 million in 4Q13. There is no change in total PVNBP.

7 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval.
8 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E7 - Geographical analysis of regular and single premiums (continuing operations1)

							Regular premiums			Single premiums
	6 months 2014 £m	Constant currency growth2	WACF	Present value £m	Restated3 6 months 2013 £m	WACF	Present value £m	6 months 2014 £m	Restated3 6 months 2013 £m	Constant currency growth2
United Kingdom	499	27%	5.0	2,513	395	5.0	1,969	3,539	3,591	(1)%
Ireland	13	4%	5.2	67	13	4.2	55	129	170	(22)%
United Kingdom & Ireland	512	26%	5.0	2,580	408	5.0	2,024	3,668	3,761	(2)%
France	47	-	8.1	383	49	8.1	397	2,044	1,966	8%
Poland4	29	33%	9.5	275	23	7.5	173	57	54	10%
Italy - excluding Eurovita	27	(10)%	5.3	143	31	5.7	176	1,297	1,022	31%
Spain - excluding Aseval	22	(4)%	5.6	123	24	6.0	144	439	403	13%
Turkey	54	30%	3.7	201	53	4.2	220	30	33	14%
Other Europe	-	(100)%	-	-	5	1.0	5	-	15	(100)%
Europe	179	7%	6.3	1,125	185	6.0	1,115	3,867	3,493	15%
Asia - excluding Malaysia	133	(2)%	6.0	796	147	5.3	778	168	67	175%
Aviva Investors5	-	-	-	-	-	-	-	257	7	-
Total - excluding Eurovita, Aseval & Malaysia	824	16%	5.5	4,501	740	5.3	3,917	7,960	7,328	11%
Eurovita, Aseval & Malaysia	3	(74)%	5.7	17	11	4.6	51	152	166	(5)%
Total	827	15%	5.5	4,518	751	5.3	3,968	8,112	7,494	10%

1    Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.
4 Poland includes Lithuania.
5 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E8 - Trend analysis of investment sales - cumulative

								Growth3 on 2Q13
Investment sales1	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	Sterling %	Constant currency %
United Kingdom & Ireland2	305	841	1,494	2,040	486	1,043	24%	24%
Aviva Investors4	787	1,563	2,100	2,683	730	1,616	3%	8%
Asia	42	94	124	152	36	75	(21)%	(13)%
Total investment sales	1,134	2,498	3,718	4,875	1,252	2,734	9%	13%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2 UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. See note F1 - MCEV Basis of preparation for further details.
3 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.

4    The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. £250 million of Aviva Investors 2Q14 investment sales are also included in Aviva Investors' PVNBP following the       extension of MCEV covered business. See note F1 - MCEV Basis of preparation for further details.

E9 - Trend analysis of investment sales - discrete

								Growth3 on 2Q13
Investment sales1	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	Sterling %	Constant currency %
United Kingdom & Ireland2	305	536	653	546	486	557	4%	4%
Aviva Investors4	787	776	537	583	730	886	14%	19%
Asia	42	52	30	28	36	39	(25)%	(18)%
Total investment sales	1,134	1,364	1,220	1,157	1,252	1,482	9%	12%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2. UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. See note F1 - MCEV Basis of preparation for further details.
3 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.

4   The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. £250 million of Aviva Investors 2Q14 investment sales are also included in Aviva Investors' PVNBP following the      extension of MCEV covered business. See note F1 - MCEV Basis of preparation for futher details.

E10 - Geographical analysis of regular and single premiums - investment sales

			Regular			Single	PVNBP
Investment sales1	6 months 2014 £m	6 months 2013 £m	Constant currency growth3	6 months 2014 £m	6 months 2013 £m	Constant currency growth3	Constant currency growth3
United Kingdom & Ireland2	12	10	28%	1,031	831	24%	24%
Aviva Investors4	3	2	22%	1,613	1,561	8%	8%
Asia	-	-	-	75	94	(13)%	(13)%
Total investment sales	15	12	27%	2,719	2,486	13%	13%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2 UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business. See note F1 - MCEV Basis of preparation for further details.
3 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.

4   The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. £250 million of Aviva Investors 2Q14 investment sales are also included in Aviva Investors' PVNBP follwing the     extension of MCEV covered business. See note F1 - MCEV Basis of preparation for further details.

E11 - Trend analysis of general insurance and health net written premiums - cumulative

								Growth3 on 2Q13
	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	4Q13 YTD £m	1Q14 YTD £m	2Q14 YTD £m	Sterling %	Constant currency %
General insurance
United Kingdom	923	1,963	2,904	3,823	845	1,836	(6)%	(6)%
Ireland	71	146	215	278	65	136	(7)%	(4)%
United Kingdom & Ireland	994	2,109	3,119	4,101	910	1,972	(7)%	(6)%
Europe	435	764	1,033	1,360	440	747	(2)%	2%
Canada	470	1,126	1,718	2,250	426	1,026	(9)%	6%
Asia	3	7	11	14	3	7	(9)%	-
Other	20	20	21	33	4	5	(77)%	(77)%
	1,922	4,026	5,902	7,758	1,783	3,757	(7)%	(2)%
Health insurance
United Kingdom1	138	289	383	536	144	302	5%	5%
Ireland	36	52	71	99	33	47	(10)%	(7)%
United Kingdom & Ireland	174	341	454	635	177	349	2%	3%
Europe	89	135	179	241	94	138	2%	6%
Asia2	35	47	69	86	29	45	(3)%	11%
	298	523	702	962	300	532	2%	4%
Total	2,220	4,549	6,604	8,720	2,083	4,289	(6)%	(1)%

1    These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business (see note F1 - MCEV Basis of preparation for further details). 1Q13 NWP of £138 million, 2Q13 YTD NWP of £289 million,       3Q13 YTD NWP of £383 million, 4Q13 YTD NWP of £536 million, 1Q14 NWP of £144 million and 2Q14 YTD NWP of £302 million are respectively equivalent to £138 million, £278 million, £405 million, £505 million, £158 million and         £368 million on a PVNBP basis.

2    Singapore long - term health business is also reported in Asia PVNBP following the extension of MCEV covered business (see note F1 - MCEV Basis of preparation for further details). For Singapore long - term health business,       3Q13 YTD NWP of £5 million, 4Q13 YTD NWP of £11 million, 1Q14 NWP of £5 million and 2Q14 YTD NWP of £9 million are respectively equivalent to £47 million, £97 million, £37 million and £87 million on a PVNBP basis.

3 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.

E12 - Trend analysis of general insurance and health net written premiums - discrete

								Growth3 on 2Q13
	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	4Q13 Discrete £m	1Q14 Discrete £m	2Q14 Discrete £m	Sterling %	Constant currency %
General insurance
United Kingdom	923	1,040	941	919	845	991	(5)%	(5)%
Ireland	71	75	69	63	65	71	(5)%	(1)%
United Kingdom & Ireland	994	1,115	1,010	982	910	1,062	(5)%	(5)%
Europe	435	329	269	327	440	307	(7)%	(3)%
Canada	470	656	592	532	426	600	(9)%	7%
Asia	3	4	4	3	3	4	(13)%	(5)%
Other	20	-	1	12	4	1	-	-
	1,922	2,104	1,876	1,856	1,783	1,974	(6)%	(1)%
Health insurance
United Kingdom1	138	151	94	153	144	158	5%	5%
Ireland	36	16	19	28	33	14	(19)%	(16)%
United Kingdom & Ireland	174	167	113	181	177	172	3%	3%
Europe	89	46	44	62	94	44	(5)%	(2)%
Asia2	35	12	22	17	29	16	41%	61%
	298	225	179	260	300	232	3%	5%
Total	2,220	2,329	2,055	2,116	2,083	2,206	(5)%	-

1    These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business (see note F1 - MCEV Basis of preparation for further details). 1Q13 NWP of £138 million, 2Q13 NWP of £151 million, 3Q13       NWP of £94 million, 4Q13 NWP of £153 million, 1Q14 NWP of £144 million and 2Q14 NWP of £158 million are respectively equivalent to £138 million, £140 million, £127 million, £100 million, £158 million and £210 million on a      PVNBP basis.

2    Singapore long - term health business is also reported in Asia PVNBP following the extension of MCEV covered business (see note F1 - MCEV Basis of preparation for further details). For Singapore long - term health business, 3Q13 NWP of £5 million, 4Q13 NWP of £6 million, 1Q14 NWP of £5 million and 2Q14 NWP of £4 million are respectively equivalent to £47 million, £50 million, £37 million and £50 million on a PVNBP basis.

3 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.

End of part 4 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 August, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary